Exhibit 4 (c)(xx)

Smith & Nephew, Inc.

150M1n11t<'man Road

Andover

MA (Jl810

PRIVATE & CONFIDENTIAL

Mr John Rogers

By email: john.rogers@smith-nephew.com

July 22, 2025

Dear John,

Further to your conversations with Deepak and the Chairman of the Board of Smith & Nephew Plc, I am pleased to confirm the basic terms and conditions of your relocation to the US and your employment terms as an employee of Smith & Nephew Inc.

Position and Job Location

You will continue to be employed in the position of Chief Finance Officer, reporting directly to our Chief Executive Officer, Deepak Nath, or such other person as Smith & Nephew may designate from time to time depending on business needs and circumstances.

Your primary work location will be Andover, Massachusetts. You will be required to travel for business within the scope of your role. This is a full time, exempt position.

Start Date & Orientation

We anticipate your employment start date as an employee of Smith & Nephew Inc will be September 1, 2025 (or such other date as mutually agreed), subject to you obtaining the relevant visa that will enable you to work in the US. Upon relocation to the US your employment with Smith & Nephew Plc will be recognized by Smith & Nephew Inc. such that your continuous employment start will be December 1, 2023.

Salary & Working Hours

Your annual basic salary (before income tax and social security) will be $875,000 payable biweekly. Your salary will be reviewed annually, but not necessarily increased, on or around April 1, subject to business and individual performance and other such factors as determined by Smith & Nephew at its sole discretion. Your salary will next be reviewed in April 2026.

We recognize that the hours you work may be dependent on the demands of your work, but because you are a salaried exempt employee, the working of additional hours will not qualify for overtime payments.

Annual Incentive Plan

Subject to the discretion of the Remuneration Committee of the Board of Smith & Nephew Plc (the "Remuneration Committee") you will be invited to participate in the Smith & Nephew Annual Incentive Plan ("AIP") at the start of each financial year, starting January 1. This plan, including its criteria and membership, operates entirely at the discretion of the Remuneration Committee, whose interpretations and decisions are final including on matters relating to malus and clawback.

Upon invitation to participate in the AIP, your opportunity level and the performance measures of the plan will be communicated to you at the start of each financial year. The invitation to participate in the AIP does not guarantee a payment nor does it create any right to participate in subsequent plan years.

The current target opportunity under the AIP for someone at your level is equal to 107.5% of your annual basic salary, and the maximum opportunity is equal to 215% of your annual basic salary (200% of target).

Assuming your start date in the US is September 1, 2025, your 2025 AIP bonus will be calculated based on your service and UK salary with Smith & Nephew Plc between January 1, 2025, and August 31, 2025, and your service and US salary with Smith & Nephew Inc., between September 1, 2025, and December 31, 2025.

To the extent a bonus is payable under the AIP the payment will be made in March following the end of the plan year. You must be employed on the date bonuses are paid to be eligible to receive a payment under the AIP. When a bonus is payable 50% of the amount payable will be deferred in shares for a period of 3-years. This required deferral in shares reduces to 30% once your shareholding requirement has been met.

Long Term Incentive Plan

Subject to the discretion of the Remuneration Committee you may be invited to participate in the Smith & Nephew Performance Share Plan ("PSP") and the Smith & Nephew Restricted Share Plan ("RSP"). The PSP and RSP, including their criteria and membership, operate entirely at the discretion of the Remuneration Committee, whose interpretations and decisions are final including on matters relating to malus and clawback.

The current target PSP award for someone at your level is equal to 150% of your annual basic salary, with the maximum opportunity equal to 300% of your annual basic salary (200% of target). Each award is subject to a 3-year performance period running from January 1 prior to the annual grant date, with the performance conditions linked to the performance of Smith & Nephew.

The current RSP award for someone at your level is equal to 125% of your annual basic salary. These annual awards are not subject to company performance conditions. Any RSP award granted to you will vest, subject to satisfying the reasonable judgement underpin and your continued employment, in three equal instalments on, or around, the first, second and third anniversary of the award grant date.

The PSP and RSP performance conditions, if any, and the number of shares awarded will be communicated to you in March each year. Your participation in the PSP and RSP is subject to the plan rules and your invitation to participate does not guarantee a payment, nor does it create any right to receive an award in subsequent years.

Following your relocation to the US you will be granted a pro-rated 2025 RSP. This pro-rated RSP award will be granted as soon as administratively practical following your relocation and will vest, subject to meeting the reasonable judgement underpin and your continued employment, in three equal instalments in March 2026, March 2027 and March 2028. Your 2025 RSP will be pro-rated based on your US service over the vesting period of each tranche of the award.

You were granted a 2025-27 PSP award in March 2025. No 2025-27 PSP top-up award will be granted as the PSP award you received in March 2025 is broadly equivalent to what you would have received had you been on your US remuneration arrangements at that time.

Shareholding Requirement

You are required to build and maintain a shareholding in Smith & Nephew plc of 200% of your annual basic salary, albeit this amount is subject to review as part of the next review of our Remuneration Policy. You are not required to buy shares in order to meet this requirement. It is expected that you will achieve this shareholding over a reasonable period of time through the vesting of share awards.

Car Benefit

You are eligible to receive a cash allowance in line with the Smith & Nephew car benefit policy, as reviewed and amended from time to time. The current annual cash allowance payable for someone at your level is $12,700, payable monthly.

To the extent that you use your own car for travelling to work and for business you must ensure that you have appropriate insurance and pay all necessary road tax as well as maintain your car in a roadworthy condition. Smith & Nephew will reimburse fuel costs for appropriate business mileage as set out in the Smith & Nephew car benefit policy.

Savings Plan

You are eligible to participate in the Smith & Nephew US Savings Plan ("401k"). As a plan participant you will be eligible to receive a contribution of 4.5% of your eligible compensation from Smith & Nephew plus a 50% match on any contributions you choose to make up to 6% of your eligible compensation. Eligible compensation and contributions to the plan are subject to IRS limits and the plan governing documentation.

To the extent you remain UK resident any contributions made to the 401k plan will be subject to UK pension regulations such that any contribution greater than your UK Annual Allowance will be subject to an annual allowance tax charge. You may want to speak to your personal tax advisor to determine the extent to which this will impact you. If you elect to opt-out of participating in the 401k plan, you will be eligible to receive a cash allowance equal to 7.5% of Base Salary.

Executive Deferred Compensation Plan

To the extent that you are regarded as a US tax resident, you are eligible to participate in the Smith & Nephew Executive Deferred Compensation Plan ("EXDCP"). The current terms of the plan allow you to defer up to 50% of your pre-tax basic salary plus up to 90% of any pre-tax bonus received under the AIP. You will be able to join and make your initial deferral elections for the remainder of the calendar year during your first 30-days of joining Smith & Nephew, and thereafter for each calendar year during the annual plan enrolment period which typically starts in November.

Share Purchase Plan

We believe that all employees should be able to share in the success of Smith & Nephew, and so you will have the opportunity to participate in the Smith & Nephew US Employee Share Purchase Plan ("ESPP"), which enables you to purchase Smith &. Nephew shares at a 15% discount. You will be able to join this plan during the enrolment periods which run twice a year (June and November).

If you currently participate in the Smith & Nephew Plc Sharesave plan your participation in this plan will end when your employment with Smith & Nephew in the US starts. You will be treated as an ordinary leaver from the plan and the plan administrator will contact you regarding any savings contributions you may have made to the plan prior to your leaving.

Other Benefits

In addition to the benefits plans mentioned above you will be eligible to participate in other Smith & Nephew benefit plans that are made generally available to US employees on the same terms and conditions as other executive directors, which currently include the following: medical, prescription, dental, vision, health exam, life insurance and disability. A guide summarizing the plan benefits is enclosed for your information.

You participation and eligibility to all UK employee benefits, such as life insurance, group income protection and private medical insurance, will end when you become employed by Smith & Nephew in the US.

Paid Time Off and Holidays

As a US employee you are eligible for 18 days of Paid Time Off ("PTO") in a calendar year period. You will begin to accrue PTO upon your date of hire at a rate of 12 hours per month, which you may use at any time during the calendar year. Your PTO accrual rate will increase in accordance with the Smith & Nephew PTO policy based on your continuous service with the company.

Under the current PTO policy, your first increase in PTO accrual will be after you have completed 3-years continuous service, when your PTO accrual will increase to 14 hours per month (21 days a year). The current maximum annual PTO accrual rate under the current PTO policy is 22 hours per month (33 days a year) which applies after 25-years service.

In addition to PTO, you are eligible for paid holidays observed by Smith & Nephew, which currently equates to 11 days in a calendar year period, which includes 4 floating holidays.

Upon your relocation to the US, your PTO and floating holiday entitlements will be pro-rated for the remainder of 2025. Any accrued and unused annual leave that you have as a UK employee of Smith & Nephew Plc will be paid in your last UK payroll.

Relocation Assistance

Your assigned office location is Andover, Massachusetts. Please refer to the appendix which sets out the relocation assistance that will be provided.

Reserved Right to Amend or Terminate Plans

The terms and conditions, including your participation, of any Smith & Nephew incentive plan (e.g. AIP, PSP and RSP), benefit plan (e.g. 401k, EXPP, EXDCP etc.) or other company-funded arrangement, are at all times subject to the relevant plan governing documents, which may change from time to time, and nothing In this letter can modify the provisions of the relevant plan rules, or limit the right of Smith & Nephew to change or terminate any incentive or benefit plan at any time.

Tax and Other Withholdings

All of the compensation amounts described in this letter are before tax and other withholdings that may be required, or permitted, by law. Smith & Nephew reserves the right to withhold all applicable income tax, social security, and other employment taxes, along with any other amounts of required withholding, from all amounts of compensation and other remuneration payable to you, whether as direct compensation or as a result of any compensation or benefit plans in which you may participate.

To the extent that your work and international travel with Smith & Nephew creates a requirement to file a tax return in another country, Smith & Nephew will provide you with tax return services consistent with that provided to other Executive Committee members in similar circumstances. These services will be provided by Smith & Nephew's appointed tax provider (currently EV).

Company Policies and Procedures

You will be provided electronic access to Smith & Nephew employment policies which outline your benefits and obligations as an employee of Smith & Nephew. Employment with Smith & Nephew is conditional on strict adherence to our code of conduct, all applicable policies and procedures as established or amended from time to time.

Protective Covenants Agreement

As a condition of your employment with Smith & Nephew, you are required to execute and be bound by the terms of a Protective Covenants Agreement. It is understood and agreed that you will be bound by all provisions of these agreements which will be in effect for the duration of your employment with Smith & Nephew and post-termination.

Your eligibility to the benefit and incentive plans referred to within this letter are conditional on you entering into the Protective Covenants Agreement, a copy of which is attached. When you are ready, please sign and return a copy of the Protective Covenants Agreement along with a signed copy of this letter.

Notice of Termination

If you want to leave Smith & Nephew, we ask that you provide us with no less than 6 months' written notice of your intention to resign. While not required, we ask for this advance notice as a professional courtesy.

Involuntary Termination

In the unlikely event that Smith & Nephew terminates your employment for reasons other than Cause (as defined in the attached No Fault Involuntary Termination Agreement), it will provide you 12-months advance notice of such termination and provide you with the separation terms as set out in the No Fault Involuntary Termination Agreement.

Separately, the Company reserves the right to terminate your employment if you consistently fail to perform the duties of your role, provided that the Company can substantiate the performance deficiencies and you have been given a reasonable opportunity and timeframe (30 days) to improve following appropriate feedback and support.

In the event of a termination for failure to perform the Company may, at its sole discretion, waive the 12-months advance notice and provide you with the following payments, which are expressly conditioned upon the execution of both a standard release and waiver of claims as well as a 12-month non-compete and non-solicitation clause, provided in accordance with governing law:

i.Lump sum severance payment in an amount equal to 12-months basic salary.

ii.	Lump sum payment in lieu of 12-months car allowance.

No other payments beyond those set out in i) or ii) above, and those required by law (e.g. accrued and unused paid time off) will be payable in the event of a termination for failure to perform, and all standard Confidentiality Agreements will continue to be in effect.

At-Will Employment

Your employment with Smith & Nephew is on an at-will basis. As such, either you or Smith & Nephew may terminate your employment at any time and for any reason. Nothing in this letter is to be or is construed as establishing an employment contract for any fixed period of time.

Other Matters

This letter of employment is subject to, and incorporates by reference, the terms of the Protective Covenants Agreement and the No Fault Involuntary Termination Agreement, each of which forms an integral part of your employment terms. In the event of any conflict between the terms of this letter, the Protective Covenants Agreement, and the No Fault Involuntary Termination Agreement, the terms of the Protective Covenants Agreement shall prevail with respect to restrictive covenants, and the No Fault Involuntary Termination Agreement shall prevail with respect to severance and termination benefits.

This offer of employment is contingent upon you obtaining an appropriate visa and being able to verify your eligibility to work in the United States. Smith & Nephew's immigration advisors will support you in making your visa application. In addition, it Is subject to you signing and complying with Smith & Nephew's Protective Covenants Agreement (see attached).

If you are subject to any restrictions at the time you are entitled to be and/or work in the United States it will remain your responsibility to notify Smith & Nephew of any change in your eligibility status throughout your employment. In such circumstances, you will also be required to provide suitable eligibility documentation periodically and inform Smith & Nephew of any change in contact details (address, telephone number and cell number). Please be advised that Smith & Nephew may be legally obliged to inform the Department of Homeland Security of changes in your employment status in certain circumstances.

Smith & Nephew will collect and process information relating to you in accordance with its employee privacy notice.

This letter, including the enclosures listed below, constitutes the entire agreement between you and Smith & Nephew relating to this subject matter and supersedes all prior or contemporaneous agreements, understandings, negotiations or representations, whether oral or written, express or implied, on this subject.

The terms and conditions of your employment as set forth in this offer letter are subject to change by Smith & Nephew at any time, including whenever the company's remuneration and benefit plans may change.

To indicate your acceptance of Smith & Nephew's offer on the terms and conditions set forth in this letter, please sign and date this letter in the space provided below and return it.

If you have any questions, please do not hesitate to contact me, or Phillip.

Yours sincerely,

On behalf of Smith & Nephew, Inc.

/s/ Elga Lohler

Elga Lohler

Chief HR Officer

Enclosures:

Protective Covenants l\greement

No Fault Involuntary Termination Agreement Benefits Plan Summary Guide

2025 Benefit Open Enrolment Guide

ACKNOWLEDGEMENT AND ACCEPTANCE OF EMPLOYMENT TERMS:

I, John Rogers, hereby acknowledge and accept the terms of employment set out in the offer letter dated July 22, 2025. I understand that I will be an at-will employee and that nothing in this offer letter is intended to create a contract of employment or alter the at-will nature of my employment.

/s/ John Rogers

John Rogers

Date 29/07/2025

APPENDIX: Permanent International Transfer Relocation Schedule

This schedule outlines the benefits and services applicable to your permanent transfer from Watford, United Kingdom (the "Departing Country") to Smith and Nephew, Inc. (the "Employing Company") in Andover, United States (the "Employing Country"). Where noted, all Company provided services will only be funded when using our designated service providers. These are as follows:

Tax/Move co-ordination - EY

Immigration - EY

Relocation and Destination Services - Crown Relocations

Flights - Smith and Nephew's Company travel provider

Family Status

The following family members will relocate with you to the Employing Country:

> Spouse -Rachel Blackman-Rogers - DOB 12/04/1971

Personal Health

To protect you and the Company, it is important to determine in advance of your transfer if there are any medical reasons why you or your wife cannot be transferred to the Employing Country, or if there are any existing conditions, which cannot be reasonably accommodated in the Employing Country, or may limit the success of the transfer.

By signing a copy of this schedule, you agree that you have satisfied these criteria and acknowledge that you will be responsible for any costs associated with medical treatment which do not fall within the private medical insurance provided by the Company.

The Company also suggest you have dental and eye check-ups before relocating. Any associated costs will be for your own account.

Visa/Work Permit

The transfer is subject to you and the Employing Company obtaining any necessary work permit and residency visas and your employment will only come into and remain in force so long as the necessary authorities are in place. You are requested to provide the Employing Company with a copy of the relevant pages of your passports as evidence of this status as part of your Employing Company induction process.

Smith and Nephew's immigration provider, EY will manage this process. Any costs incurred in securing a residency visa and work visa/permit for you and residency visas for your spouse will be paid by the Company. The Company will also pay for any renewals required.

At an appropriate time in the future should you wish to apply for a Green Card, then again, the Company will assist in this process (for yourself and any accompanying family) and will cover all associated costs. Please discuss this with EY Immigration and agree the most appropriate time for the application.

Healthcare Insurance

During the onboarding process in the US and each November, you will be able to elect your healthcare cover as part of your S+N benefits open enrolment. Your current Company medical insurance coverage will cease upon your departure from the UK. However, due to the frequent travel to the UK, the Company will provide international medical insurance for you and your wife through our designated international insurance plan for as long as the UK travel continues.

Departing and Employing Country Tax and Social Security Assistance

The Company will arrange and fund a tax and social security briefing with its retained tax consultant EY in the Departing and Employing Country. This briefing will give general advice on the local taxation consequences of the relocation and explain the tax filing processes. The advice will cover some of the tax implications of the relocation in respect of personal income or assets. If extensive advice is required with regards to personal income this will be for your own cost.

You should be aware that in some countries, when you remit large sums of money to the Employing Country, including monies from the sale of Departing Country properties this may attract income or capital gains tax. Please also be aware that where you may take out personal credit cards in the new Employing country and are purchasing goods with these and then paying off that debt from an account outside of the new Employing country - this will be considered as remitting money and could be taxed. We advise you to take advice from the tax advisers on this as the Company will not be responsible for any excess tax arising from this.

The Company will pay for its retained tax consultant to complete tax returns in the Departing and Employing Country for the duration of your role in the Employing Country.

Departing Country Accommodation

We understand that you own your property in the Departing Country and that you intend to keep this property following your departure. You will be fully responsible for managing this property and for any associated costs.

Any tax or social security liability which may arise on any rental income in either the Departing or Employing Country will be for your own account.

Employing Country Accommodation & Temporary Allowances

We understand that you have already secured a rental property in Boston and that you have already paid the estate agency/broker fees and the initial deposit in relation to securing this property. We understand that the broker fees were equivalent to one-months rent, and the initial deposit was also one-months rent. The Company will reimburse you USD 21,500 (2 x USD 10,500) to cover these costs. This sum will be paid to you by the Employing Company in the first month following your full relocation.

In addition, the Company will provide a temporary accommodation monthly allowance of USD 10,500 (after tax) for a period for 3-months together with your US pay from September 1, 2025.

Storage of belongings (if they cannot be delivered to your permanent accommodation immediately) will be funded for 3 months. Any income tax and social security arising on this benefit will be funded by the Company.

You will be fully responsible for all utility charges, local property taxes, and rental payments relating to your accommodation.

Furniture Rental

The Company will not fund rental furniture, unless your possessions are in transit and delivery is delayed. Should interim furniture rental be a necessity then the Company will fund any tax and social security arising on this. Our designated Relocation Company will arrange, as necessary.

Disturbance Allowance

You will receive a disturbance allowance of USO 10,000. The allowance is intended to cover incidental expenses associated with the move, e.g., luggage, small electrical items, etc., as well as personal leisure items in the Employing Country. This sum will be paid to you by the Employing Company in the first month following your full relocation. You will be responsible for any tax and social security which may arise on this benefit either in the Departing or Employing Country.

Settling-in Assistance

The Relocation/Destination services provider will facilitate one day settling-in assistance service, to help you get to know the local area, assist you in opening a local bank account, obtain a driver's licence etc. and you will receive an information pack with helpful/useful information about the Employing Country.

Social Security Number

When you arrive in the Employing Country you will need to apply for an Employing Country social security number. This enables your Employing country social security contributions to be paid to the authorities and is also sometimes required to obtain a local driver's license, apply for credit cards, and prove your identity.

If you do not already have a US 5S Number, the Company appointed relocation agent will help you secure this during your settling in assistance. You will be put onto the US payroll with a dummy 55 number to begin with in order for the company to pay you through payroll. It is important that once you receive your official SS Number that you update your Workday Profile with this.

Removals

The Company will pay for the shipment and insurance of 64cbm container surface/sea freight and 250kgs air freight from the Departing location to the Employing Location when you relocate, in line with the terms stated in the Policy. Should there be any tax and social security arising on this benefit this will be funded by the Company.

Insurance will be provided up to a maximum value of GBP 150,000 or Employing Currency equivalent and will cover the period whilst your belongings are in transit and whilst they are in storage (up to the agreed duration). You will be responsible for the insurance of any personal effects that you decide to take to the Employing Country, from the time that they are delivered to your permanent Employing Country residence.

The appointed Relocation/Destination services provider will assist you with this process.

Settling-in leave

You will be granted five days paid leave when you relocate to assist with relocation matters. This leave may be deferred if your permanent residence is not identified immediately.

Rental/Lease Car

As you will not have a credit history in the US, it will be difficult to lease a car for your personal use cost effectively. The Company will provide you with assistance to arrange a lease car through International AutoSource, who will be able to set up lease car agreements for you prior to your departure from the Home Country, to enable you to have delivery of your car as soon as you receive your Social Security number. The contact details will be made available to you. Any lease car agreements and payments will of course be your responsibility.

You will also be entitled to up to 60-days car rental when you first arrive while you wait for the Lease car and driving licence and any other associated documents. The car rental will be funded by the Company, utilising Ready Drive who are part of International AutoSource.

The appointed destination services provider will help to facilitate this.

Travel

The Company will pay for you and your spouse to travel to the Employing Location in line with the Employing Company business travel policy. All flights and airport transfers should be booked through the Company Travel provider, using your Corporate Credit Card.

Travel Insurance

You and your spouse's personal-effects are normally insured under the Employing Company's Business Travel Insurance Policy whilst travelling to the Employing Location. However, please check with the Employing Company/Company Travel Agent to make sure that adequate cover is provided. Should special arrangements need to be made, then this will be funded by the Company.

Employing Country Bank Account and Credit Worthiness

It will be important to set up a bank account as early as possible in the Employing Country. The appointed destination services provider will assist with this during your settling in program.

In certain countries it is difficult to obtain credit when you first arrive and before you are established, as you are not considered as having a credit history.

To assist in this matter, the Company have set up a relationship with Bank of America. With this program, you can visit any BOA branch location and by providing your Employment Letter on S&N letterhead they can enroll in the Bank at Work foreign national program.

Please also consider visiting your bank in the Departing Country to ask them to provide you with evidence of your existing credit history.

The destination service provider will also give you a contact to MyCredex - an organisation who specializes in helping expats to realise their credit potential more quickly.

Expense Claims

Any expenses to be claimed should be done so through the International Relocation process in Concur - please see the separate guidelines.

Workday Processes ( offboarding/Onboarding)

Once we know your actual start date Global Mobility will instruct the HR teams to make the relevant Workday changes.

Liability to Repay

The Company considers relocation an investment in our people, which, hopefully, will benefit both parties in the longer term. As such we reserve the right to recover the value of expenses and benefits such as accommodation costs/disturbance/ removals, etc., as detailed in this schedule, should you decide to leave the Company voluntarily within a period of 2 years from the date of relocation. The repayment will be reduced by 50% after one year's employment in the new location and nothing will be repayable after 2 years.

Personal Data

You agree that the information you are asked to provide to the Company's third-party suppliers and personal data supplied by the Company to their agreed third-party suppliers, which is necessary to the administration of your transfer or to the business of the Company, may be entered into a computer database. You also agree that such personal data may be released by the Company's third-party suppliers to regulatory authorities and to organisations retained by the Company who provide related relocation services (e.g., the Company's International Tax Advisors), in order that they may fulfil their proper obligations.

ACKNOWLEDGEMENT AND ACCEPTANCE OF EMPLOYMENT TERMS:

I, John Rogers, hereby acknowledge and accept the relocation terms set out above.

/s/John Rogers

John Rogers

Date: 29/07/2025